September 2, 2015	Brian A. Johnson +1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG
Amendment No. 2 to Registration Statement on Form F-1
Filed August 24, 2015
File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 1, 2015 (the “Comment Letter”), relating to Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares.

The responses set forth are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company and are provided on behalf of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Notes to Unaudited Condensed Consolidated Interim Financial Statements

20. Events after the Reporting Period, page F-17

1.	Refer to the third paragraph disclosing the 91,905 stock options granted to your employees. We note on page 82 that in your valuation of options under your equity incentive plans, you used an OPM that was premised on “the anticipated timing and probability of a liquidity event based on then current plans and estimates of your management board as per each valuation date.” Please address the following comments.

Securities and Exchange Commission

September 2, 2015

Response: The Company advises the Staff that the disclosures on the valuation parameters in the Critical Accounting Policies section on pages 81 and 82 of the Registration Statement relate to financial instruments issued prior to and outstanding as of June 30, 2015, as disclosed in the Registration Statement. The fair value estimation parameters do not apply to the stock options granted on July 6, 2015. The Company elected to incorporate the anticipated mid-point of the price range per common share for the offering into its calculation of the grant date fair value for the stock options granted as of July 6, 2015. Please see our letter to the Staff dated July 31, 2015. This resulted in a grant date fair value of €70.98 per option and a related estimate of the non-cash compensation expense to be recognized during the year ending December 31, 2015 of approximately €1,137,000. Since the stock options granted on July 6, 2015 were not yet recorded in the financial statements as of June 30, 2015, the Company has not included a detailed discussion of the valuation parameters for such awards in its Critical Accounting Policies disclosures.

•	Tell us why you determined that the 60% IPO probability as of the June 30, 2015 balance sheet date is the same as it was a year ago.

Response: The Company advises the Staff that the 60% probability assessment of a successful IPO reflected the Company’s evaluation of its options related to strategic partnerships and private financing opportunities. This included the April 2015 financing, which provided significant cash to the company and the potential, at the investors’ option, for additional capital if an IPO was not successfully completed within a specific timeframe. The Company also considered the inherent uncertainty of the completion of a successful IPO given market conditions and valuation considerations. In consideration of the above factors, it was management’s judgment that, as of June 30, 2015, the probability of a successful IPO remained unchanged from the previous period.

•	Tell us your consideration of the development stage of publicly traded peer companies in forming your volatility assumption and how these companies are similar to you.

Response: The following publicly traded companies were considered peer companies as they operate in the same therapeutic area as the Company and are comparable in development stage: Cempra, Inc., Durata Therapeutics, Inc. (prior to acquisition by Actavis plc in late-2014), Paratek Pharmaceuticals, Inc., Tetraphase Pharmaceuticals, Inc. and Trius Therapeutics, Inc. (prior to acquisition by Cubist Pharmaceuticals in mid-2013). All of the companies identified for inclusion in the Company’s peer group were in Phase 3 clinical development or earlier for the volatility measurement period.

Securities and Exchange Commission

September 2, 2015

For each valuation date, the volatility measurement period was determined based on the Company’s assumption on expected time to exit. The volatility was calculated with the assistance of a third party valuation firm as the rounded average volatility of the peer companies that were publicly traded in the measurement period.

•	Tell us and disclose the underlying stock price and your assumptions for such price. If the underlying stock price is different from your estimated IPO price, reconcile such price to your estimated IPO price.

Response: The grant date fair value of the stock options issued on July 6, 2015, for financial reporting purposes, was based on the midpoint of the anticipated IPO price range, or $160 per common share, discounted by 10%, resulting in an underlying stock price of $144, or €130.01, per share. Please see our letter to the Staff dated July 31, 2015. The awards granted are not recorded in the historical financial statements included in the Registration Statement but are a subsequent event. The IPO price range had not been otherwise disclosed publicly as of the date the Management Board approved the unaudited condensed consolidated interim financial statements for issuance and therefore the Company has not included disclosure of such in the financial statements as of June 30, 2015 and for the six month periods ended June 30, 2015 and 2014. The Company advises the Staff that it expects to include the following revised disclosure in a subsequent amendment to the Registration Statement in the Critical Accounting Policies section under the heading “Share-based Payments” on page 81 of the Registration Statement prior to circulating preliminary prospectuses to investors:

“Each option granted as of July 6, 2015 under the Stock Option Plan 2015 has an exercise price of €66.18 and a grant date fair value of €70.98, based on the incorporation of the midpoint of the anticipated price range per common share for the offering and reflecting any residual uncertainty regarding final pricing and the probability of the successful completion of this offering. We estimate that we will recognize non-cash compensation expense of approximately €1,136,000 during the year ending December 31, 2015 related to the options granted under the Stock Option Plan 2015 on July 6, 2015.”

23. Convertible Loans, page F-56

2.	You state that based on the mutually signed term sheet (i.e., for the April 2015 financing) dated December 30, 2014, the conversion of the CLAs was already anticipated as of the end of the reporting period and taken into consideration for the valuation of the financial instruments. Please tell us why you did not also give effect to the anticipated waiver and termination of the related call options and all accrued and future interests as of December 31, 2014.

Securities and Exchange Commission

September 2, 2015

Response: The Company advises the Staff that there was a term sheet with Vivo Ventures Fund VII, L.P. (“Vivo”) dated December 30, 2014 relating to the April 2015 financing. However, the Company remained contractually obligated to perform under the terms and conditions of the CLAs as of December 31, 2014. The term sheet with Vivo was not contractually binding. The Company, as well as any of the counterparties to the term sheet, could walk away from the proposed financing with no legal recourse at any time until the definitive agreement with respect to the April 2015 financing was executed. Accordingly, the call options and accrued and future interests remained accounted for in the financial statements of the Company as of December 31, 2014. The existence of the mutually signed term sheet as of December 30, 2014 was taken into consideration by the Company in determining the fair value as of December 31, 2014 of the CLAs, including the accrued and future interests and the call option rights due to the fact that the probability of conversion had increased. However, since the terms and conditions of the April 2015 financing had not yet been contractually established, the valuation used the price of the most recently completed equity financing round (the Extended Series A financing, entered into on November 11, 2009) of €228.57 per share for the determination of the number of shares to be issued upon conversion of the CLAs.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom
Ralf Schmid